Exhibit 3.3

CERTIFICATE OF AMENDMENT TO

AMENDED AND RESTATED ARTICLES OF INCORPORATION OF PARAMOUNT GOLD NEVADA CORP.

Pursuant to the provisions of the Nevada Revised Statutes, Chapter 78, the undersigned officer does hereby certify: FIRST: That the name of the Corporation is Paramount Gold Nevada Corporation (the “Corporation”).

SECOND: That the directors of the Corporation unanimously adopted a resolution on September 8, 2020, which resolution approved an amendment to the Corporation’s Amended and Restated Articles of Incorporation (the “Articles”), subject to stockholder approval in accordance with NRS 78.390.

THIRD: That the stockholders of the Corporation have approved the following amendment to the Articles pursuant to NRS 78.385 and NRS 78.390, such amendment to become effective immediately upon filing with the Nevada Secretary of State:

The first sentence of Section 1 of Article IV of the Articles is amended and restated to read in full as follows:

Article IV, Section 1. Authorized Capital Stock. The Corporation shall have the authority to issue an aggregate two hundred million (200,000,000) shares of capital stock, par value $0.01 per share, consisting of two hundred million (200,000,000) shares of common stock, par value $0.01 per share (“Common Stock”).

IN WITNESS WHEREOF, this Certificate of Amendment to the Amended and Restated Articles of Incorporation of Paramount Gold Nevada Corp., is executed as of December 22, 2020.

/s/ Rachel Goldman

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Rachel Goldman Chief Executive Officer